Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

March 28, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed February 19, 2025 File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter on March 6, 2025, in which you provided comments to Amendment No. 1 to Registration Statement on Form F-1 of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on February 19, 2025. On the date hereof, the Company has submitted Amendment No. 2 to the Registration Statement on Form F-1/A (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Registration Statement on Form F-1 filed February 19, 2025

Financial Statements, page F-1

1.	Please update the financial statements pursuant to the guidance in Item 8.A.5 of Form 20-F. See also Item 4 of Form F-1.

RESPONSE: We respectfully advise the staff that we have updated the financials pursuant to the guidance in Item 4 of Form F-1 and Item 8.A.5 of Form 20-F accordingly.

General

Overview, page 5

2.	We note your response to comment 6, but it does not appear to be completely responsive to our comment. Please refile your exhibits in text-searchable format. In this regard, we note that exhibits 3.1, 10.1-10.13, 10.15-10.16, and 10.18-10.22 are not in text-searchable format. See Item 301 of Regulation S-T.

RESPONSE: We respectfully advise the staff that we have refiled the exhibits in a text-searchable format.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer